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SECI 04017019 MMISSION
9

SEC MAIL PROCESSING RECEIVED MAY 28 2004 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Karger 312-983-8900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-339
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 18 2004 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

... for exemption from the requirement that the annual report be covered by the opinion of an independent public ac... ...tement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a

Rothschild Investment Corporation
Table of Contents
March 31, 2004

Rothschild Investment Corporation

Statement of Financial Condition

March 31, 2004

CHECKERS SM
Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rothschild Investment Corporation
Table of Contents
March 31, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation as of March 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of March 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
May 7, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392

Rothschild Investment Corporation
Statement of Financial Condition
March 31, 2004

Assets

Cash and cash equivalents	$ 2,581,673
Receivable from and deposit with clearing broker	237,624
Exchange memberships, at cost (quoted value $1,802,566)	318,200
Furniture, equipment and leasehold improvements	14,216
Other assets	229,759
Total assets	$ 3,381,472

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 702,720
Stockholders' equity	2,678,752
Total liabilities and stockholders' equity	$ 3,381,472

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Rothschild Investment Corporation (the "Company") is a registered securities broker-dealer and registered investment advisor. The Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Company considers short-term, highly liquid investments having a maturity of 90 days or less at the date of purchase to be cash equivalents.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are carried at cost and are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the improvements.

Deferred Income Taxes—Deferred income taxes are recorded to reflect the net tax effect of differences in the timing of certain expenses between tax and financial reporting, and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 2 Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at March 31, 2004 consist of:

Furniture and equipment	$ 285,743
Leasehold improvements	366,971
	652,714
Accumulated depreciation and amortization	(638,498)
Net	$ 14,216

Note 3 Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at March 31, 2004. Net of Class A common shares held in treasury, at par value, there were 194,246 shares outstanding at March 31, 2004.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,942 shares issued at March 31, 2004. Net of Class B common shares held in treasury, at par value, there were 195,472 shares outstanding at March 31, 2004.

Note 4 Income Taxes

Included in other assets is a deferred tax asset of approximately $92,000 arising from the timing of deductible expenses, primarily deferred rent and amortization.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2011. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are approximately as listed below:

2005	$ 137,627
2006	338,562
2007	347,026
2008	355,701
2009	364,594
Thereafter	756,760
	$ 2,300,270

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and the effect, if any, upon the Company's financial position cannot be determined.

An agreement with the stockholders provides that the Company would, under certain circumstances, be required to purchase the stock owned by stockholders at a price as defined in the agreement.

Note 6 Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees.

Commission income includes amounts earned from executing trades for the profit sharing plan. In addition, investment advisory fees rendered to the plan were absorbed by the Company.

Note 7 Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Note 7 Off-Balance-Sheet Credit and Market Risk, *Continued*

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with clearing broker, and cash equivalents of approximately $2,504,000 held by the clearing broker, represent a concentration of credit risk resulting from the Company's trading and brokerage activities. The Company does not anticipate nonperformance by its customers or clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at several financial institutions in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured cash balances were approximately $215,000 at March 31, 2004. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 8 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at March 31, 2004, the Company had net capital and net capital requirements of approximately $1,912,000 and $250,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.